Exhibit 33.1
Management’s Assertion on Compliance with Regulation AB Criteria
Hyundai Motor Finance Company (the “Company”) is responsible for assessing compliance as of and for the year ended December 31, 2006 (the “Reporting Period”) with the servicing criteria set forth in Item 1122(d) of Regulation AB, except for the criteria set forth in Items 1122(d)(1)(iii), 1122(d)(1)(iv), 1122(d)(2)(iv), 1122(d)(3)(iii), 1122(d)(3)(iv), 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii), and 1122(d)(4)(xv), which the Company has concluded are not applicable to the activities it performs with respect to the Platform (the “Applicable Servicing Criteria”). The transactions covered by this report include the asset-backed securities transactions for which the Company acted as servicer involving auto loan receivables issued on or after January 1, 2006 as set forth in Appendix A (the “Platform”).
The Company has engaged a certain vendor (the “Vendor”) to perform specific, limited or scripted activities, and the Company elects to take responsibility for assessing compliance with the servicing criteria applicable to the Vendor set forth below:
Criteria 1122(d)(2)(i) and 1122(d)(2)(iv) — The Vendor posts cash receipts received via lockbox submission to the Company’s lockbox clearing account.
The Company has not identified and is not aware of any material instance of noncompliance by the Vendor with the applicable servicing criteria for the Reporting Period with respect to the Platform taken as a whole. The Company has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendor with the applicable servicing criteria for the Reporting Period with respect to the Platform taken as a whole.
The Company has assessed compliance with the Applicable Servicing Criteria by the Company for the Reporting Period and has concluded that it has complied, in all material respects, with the Applicable Servicing Criteria for the Reporting Period with respect to the Platform taken as a whole, with the exception of criteria 1122(d)(3)(i)(A)-(B), as noted in Appendix B. In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.
KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Applicable Servicing Criteria for the Reporting Period as set forth in this assertion.

Hyundai Motor Finance Company

/s/ MIN SOK RANDY PARK
Min Sok Randy Park
Executive Director (acting as Vice President, Finance)
Date: March 30, 2007

Appendix A
Hyundai Auto Receivables Trust 2006-A
Hyundai Auto Receivables Trust 2006-B
Appendix B
1. With respect to criterion 1122(d)(3)(i)(A), the aggregate principal balance of receivables with respect to which the related financed vehicle was repossessed and the aggregate principal balance and number of receivables with respect to which an extension was granted were not disclosed on monthly investor reports. With respect to criterion 1122(d)(3)(i)(B), delinquency information provided on the monthly investor reports was not calculated in accordance with the terms specified in the transaction agreements.
Corrective Action
1. Corrective action has been completed to ensure ongoing compliance for the excluded reporting items.